

Reserve and Economic Evaluation
Of the Ant Hill Unit
Eden Energy Corp.
January 1, 2011

Prepared for

Eden Energy Corp.

February 2011

MHA Petroleum Consultants LLC

February 25, 2011



Mr. Larry B. Kellison
Eden Energy Corp.
518 17th Street, Suite 1000
Denver, Colorado 80202

At your request, MHA Petroleum Consultants, LLC (MHA) has prepared an estimate of the reserves and income attributable to certain leasehold interests of Eden Energy Corp. (Eden) as of January 1, 2011. The results of this study are summarized below:

Eden Energy Corp. Proved Developed Producing Reserves Estimated Net Reserve and Income Data Constant Price and Costs As of January 1, 2011						
Reserves			Income Data			
Net Remaining			Future Net Income	Direct Operating Expense	Undiscounted Net Cash Flow	Discounted Net Cash Flow @ 10%
Oil	Gas	NGL				
MBbls	*MMcf*	*MBbls*	*M$*	*M$*	*M$*	*M$*
27.1	745.9	20.2	6006.8	2745.3	3261.5	1704.5

The future net revenue was based on net hydrocarbon volume sold multiplied by anticipated price. Expenses include severance and ad valorem taxes, and the normal cost of operating the wells. Future net cash flow is future net revenue minus expenses and any development costs. The future net cash flow has not been adjusted for outstanding loans, which may exist, nor does it include any adjustments for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

<u>Reserve Estimates</u>

The proved reserves included herein conform to the most recent definitions adopted by the Securities Exchange Commission as of January 1, 2010. These definitions are described in detail following this letter.

The reserves in this report were estimated using production performance analysis. Future oil and gas volumes were projected based upon historical well performance.

730 17th Street, Suite 410 Denver, Colorado 80202 USA Telephone: 303-277-0270 Fax: 303-277-0267

Prices and Costs

Oil, gas, and NGL prices are based upon the average of the price received at the first of each month for the year 2010.

Oil Price $/Bbl	Gas Price $/Mcf	NGL Price $/Bbl
69.10	3.913	60.175

Operating costs were obtained from Eden and held constant for the life of the properties. MHA reviewed the operating costs and consider them realistic. Plant shrinkage and BTU were incorporated into the analysis of calculating future gas volumes. Severance tax of 6.07% for gas and oil, and 3.00% for NGLs were included in the economics. A sliding scale of gas transportation charges ranging from $0.55/Mcf to $1.00/Mcf were also incorporated into the operating expenses.

Statement of Risk

The accuracy of reserve and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, revisions may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision. It is MHA's opinion that the estimated proven reserves and other reserve information as specified in this report are reasonable, and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles, as set forth in the PRMS manual. Notwithstanding the aforementioned opinion, MHA makes no warranties concerning the data and interpretations of such data. In no event shall MHA be liable for any special or consequential damages arising from Eden's use of MHA's interpretation, reports, or services produced as a result of its' work for Eden.

It was a pleasure performing this work for Eden. Should you have any questions, please call.

Sincerely,

LSO'Connor

Leslie S. O'Connor
President

MHA Petroleum Consultants LLC

Eden Energy Corp.
February 25, 2011
Page 2

SEC Reserves Definitions

Effective January 1, 2010

Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975

Definitions
Definitions. The following definitions apply to the terms listed below as they are used in this section:

(1) *Acquisition of properties.* Costs incurred to purchase, lease or otherwise acquire a property,
    (a) including costs of lease bonuses and options to purchase or lease properties, the portion of costs
    (b) applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) *Analogous reservoir.* Analogous reservoirs, as used in resources assessments, have similar rock
    (a) and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an "analogous reservoir" refers to a reservoir that shares the following characteristics with the reservoir of interest:

    (b) Same geological formation (but not necessarily in pressure communication with the
        i. reservoir of interest);
    (c) Same environment of deposition;
    (d) Similar geological structure; and
    (e) Same drive mechanism.

    (f) *Instruction to paragraph (a)(2)*: Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) *Bitumen.* Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid
    (a) state in natural deposits with a viscosity greater than 10,000 centipoise measured at original
    (b) temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) *Condensate.* Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) *Deterministic estimate.* The method of estimating reserves or resources is called deterministic
    (a) when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) *Developed oil and gas reserves.* Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

    (a) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(b) Through installed extraction equipment and infrastructure operational at the time of the
      i. reserves estimate if the extraction is by means not involving a well.

(7) *Development costs.* Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

    (a) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.
    (b) Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.
    (c) Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.
    (d) Provide improved recovery systems.

(8) *Development project.* A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) *Development well.* A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known-to be productive.

(10) *Economically producible.* The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) *Estimated ultimate recovery (EUR).* Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) *Exploration costs.* Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

    (a) Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or "G&G" costs.
    (b) Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.
    (c) Dry hole contributions and bottom hole contributions.
    (d) Costs of drilling and equipping exploratory wells.
    (e) Costs of drilling exploratory-type stratigraphic test wells.

(13) *Exploratory well.* An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) *Extension well.* An extension well is a well drilled to extend the limits of a known reservoir.

(15) *Field.* An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) Oil and gas producing activities.

(a) Oil and gas producing activities include:

   i. The search for crude oil, including condensate and natural gas liquids, or natural gas ("oil and gas") in their natural states and original locations;
   ii. The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;
   iii. The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:
      1. Lifting the oil and gas to the surface; and
      2. Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and
   iv. Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

   Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a "terminal point", which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:
      (a) The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and
      (b) In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

   Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term *saleable hydrocarbons* means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(b) Oil and gas producing activities do not include:

   i. Transporting, refining, or marketing oil and gas;

       ii.   Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

      iii.   Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

      iv.   Production of geothermal steam.

(17) *Possible reserves.* Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(a) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(b) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(c) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(d) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(e) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(f) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) *Probable reserves.* Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(a) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(b) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

    (c) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

    (d) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) *Probabilistic estimate.* The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) Production costs.

    (a) Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

        i. Costs of labor to operate the wells and related equipment and facilities.
        ii. Repairs and maintenance.
        iii. Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.
        iv. Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.
        v. Severance taxes.

    (b) Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) *Proved area.* The part of a property to which proved reserves have been specifically attributed.

(22) *Proved oil and gas reserves.* Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

    (a) The area of the reservoir considered as proved includes:

        i. The area identified by drilling and limited by fluid contacts, if any; and
        ii. Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(b) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(c) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(d) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

i. Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

ii. The project has been approved for development by all necessary parties and entities, including governmental entities.

(e) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) *Proved properties.* Properties with proved reserves.

(24) *Reasonable certainty*. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) *Reliable technology*. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) *Reserves.* Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

(27) *Reservoir.* A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) *Resources.* Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) *Service well.* A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) *Stratigraphic test well.* A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as "exploratory type" if not drilled in a known area or "development type" if drilled in a known area.

(31) *Undeveloped oil and gas reserves.* Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    (a) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

    (b) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

    (c) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) *Unproved properties.* Properties with no proved reserves.

SUMMARY ECONOMICS

Eden Energy
Reserves and Economics
Effective 1/2011
SEC Pricing

LEASE	WELL_ID	Gross Oil MBBLS	Gross Gas MMCF	Gross NGL MBBLS	Net Oil MBBLS	Net Gas MMCF	Net NGL MBBLS	Net Revenue M$	Total Expense M$	Undisc NCF M$	10% Disc NCF M$
ANT HILL UNIT	13-43	1.4	133.2	2.3	0.9	65.2	1.5	412.4	306.6	105.7	94.4
ANT HILL UNIT	18-23	0.8	47.6	0.8	0.6	24.9	0.6	169.2	131.1	38.1	34.2
ANT HILL UNIT	21-22	2.3	277.8	4.7	1.6	107.7	3.2	724.9	500.9	224.0	153.4
ANT HILL UNIT	28-44	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ANT HILL UNIT	7-43	0.2	13.7	0.2	0.1	6.2	0.2	42.9	36.3	6.6	6.5
ANT HILL UNIT	8-12	34.3	1,181.7	20.1	23.3	506.2	13.7	4,413.1	1,575.4	2,837.7	1,371.0
LOVE FEDERAL	17-21	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
LOVE FEDERAL	17-42	0.9	87.9	1.5	0.6	35.7	1.0	244.3	195.0	49.3	44.9
TOTAL PDP		39.9	1,741.7	29.6	27.1	745.9	20.2	6,006.8	2,745.3	3,261.5	1,704.5

Eden Energy
Total PDP

DATE   : 02/24/2011
TIME   : 12:29:37
DBS   : DEMO
SETTINGS : SETDATA
SCENARIO : MHA11

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011	4.074	223.037	3.792	2.775	98.019	2.585	69.100	3.913	60.175	730.851
12-2012	3.303	174.559	2.968	2.250	76.322	2.023	69.100	3.913	60.175	575.856
12-2013	2.913	151.747	2.580	1.984	66.206	1.759	69.100	3.913	60.175	501.998
12-2014	2.555	128.121	2.178	1.739	56.013	1.484	69.100	3.913	60.175	428.658
12-2015	2.023	89.393	1.520	1.376	38.163	1.034	69.100	3.913	60.175	306.600
12-2016	1.792	74.449	1.266	1.219	31.165	0.861	69.100	3.913	60.175	257.938
12-2017	1.692	70.241	1.194	1.151	29.406	0.812	69.100	3.913	60.175	243.428
12-2018	1.606	66.627	1.133	1.092	27.894	0.770	69.100	3.913	60.175	230.944
12-2019	1.525	63.292	1.076	1.037	26.498	0.732	69.100	3.913	60.175	219.388
12-2020	1.449	60.127	1.022	0.985	25.173	0.695	69.100	3.913	60.175	208.418
12-2021	1.377	57.121	0.971	0.936	23.915	0.660	69.100	3.913	60.175	197.997
12-2022	1.308	54.265	0.923	0.889	22.719	0.627	69.100	3.913	60.175	188.097
12-2023	1.242	51.552	0.876	0.845	21.583	0.596	69.100	3.913	60.175	178.693
12-2024	1.180	48.974	0.833	0.803	20.504	0.566	69.100	3.913	60.175	169.758
12-2025	1.121	46.525	0.791	0.762	19.479	0.538	69.100	3.913	60.175	161.270
S TOT	29.159	1360.030	23.121	19.843	583.059	15.742	69.100	3.913	60.175	4599.894
AFTER	10.731	381.683	6.489	7.297	162.842	4.412	69.100	3.913	60.175	1406.933
TOTAL	39.890	1741.713	29.609	27.140	745.901	20.154	69.100	3.913	60.175	6006.827

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011	191.752	383.548	155.551	0.000	39.587	298.461	0.000	392.803	392.803	376.126
12-2012	155.457	298.649	121.750	0.000	31.217	244.323	0.000	300.316	693.119	637.002
12-2013	137.105	259.063	105.830	0.000	27.222	231.719	0.000	243.057	936.176	828.896
12-2014	120.184	219.180	89.295	0.000	23.278	203.017	0.000	202.363	1138.538	974.102
12-2015	95.073	149.332	62.195	0.000	16.701	113.383	0.000	176.516	1315.054	1089.190
12-2016	84.201	121.948	51.788	0.000	14.067	81.867	0.000	162.003	1477.057	1185.195
12-2017	79.502	115.065	48.861	0.000	13.276	79.669	0.000	150.483	1627.540	1266.261
12-2018	75.446	109.151	46.347	0.000	12.595	77.779	0.000	140.570	1768.110	1335.100
12-2019	71.673	103.688	44.027	0.000	11.965	76.034	0.000	131.388	1899.498	1393.595
12-2020	68.089	98.503	41.826	0.000	11.367	74.378	0.000	122.673	2022.171	1443.245
12-2021	64.685	93.578	39.735	0.000	10.799	72.805	0.000	114.394	2136.565	1485.335
12-2022	61.450	88.899	37.748	0.000	10.259	71.310	0.000	106.529	2243.094	1520.969
12-2023	58.378	84.454	35.861	0.000	9.746	69.890	0.000	99.057	2342.151	1551.092
12-2024	55.459	80.232	34.068	0.000	9.258	68.541	0.000	91.958	2434.109	1576.514
12-2025	52.686	76.220	32.364	0.000	8.796	67.260	0.000	85.215	2519.324	1597.930
S TOT	1371.139	2281.510	947.245	0.000	250.133	1830.437	0.000	2519.324	2519.324	1597.930
AFTER	504.225	637.200	265.507	0.000	77.250	587.515	0.000	742.168	3261.492	1704.475
TOTAL	1875.364	2918.710	1212.753	0.000	327.383	2417.952	0.000	3261.491	3261.492	1704.475

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	0.0	8.0	LIFE, YRS.	30.25	0.00	3261.492
GROSS ULT., MB & MMF	39.890	3084.356	DISCOUNT %	10.00	5.00	2229.157
GROSS CUM., MB & MMF	0.000	1342.644	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	1704.475
GROSS RES., MB & MMF	39.890	1741.713	DISCOUNTED PAYOUT, YRS.	0.00	12.00	1563.776
NET RES., MB & MMF	27.140	745.901	UNDISCOUNTED NET/INVEST.	0.00	15.00	1397.132
NET REVENUE, M$	1875.364	2918.710	DISCOUNTED NET/INVEST.	0.00	18.00	1268.051
INITIAL PRICE, $	69.100	3.823	RATE-OF-RETURN, PCT.	100.00	25.00	1056.411
INITIAL N.I., PCT.	68.120	68.176	INITIAL W.I., PCT.	85.000	50.00	708.323
					75.00	561.816
					100.00	478.914

INDIVIDUAL ECONOMICS

NGR Bbl/MM
NGL Bbl/Day

LEASE:ANT HILL UNIT 13-43
RESERVOIR: WILLIAMS FORK-CAMEO
LOCATION: N 2.0 W 97.0 SEC 13.0
FIELD: WHITE RIVER
COUNTY: RIO BLNC, STATE: CO
MAJOR: GAS , RESCAT: 1PDP

Day_Gas

Water, bbl/day
Gas, mcf/day
Oil, bbl/day

```
ANT HILL UNIT 13-43                                                      DATE    : 02/24/2011
Res: WILLIAMS FORK-CAMEO                                                 TIME    : 13:25:10
Loc: N 2.0 W 97.0 SEC 13.0                                               DBS     : DEMO
Field: WHITE RIVER                                                       SETTINGS : SETDATA
ResCat: 1PDP                                                             SCENARIO : MHA11

                              R E S E R V E S   A N D   E C O N O M I C S


                                       AS OF DATE: 01/2011
```

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011	0.439	42.509	0.723	0.299	20.812	0.491	69.100	3.913	60.175	131.642
12-2012	0.338	32.728	0.556	0.230	16.024	0.378	69.100	3.913	60.175	101.354
12-2013	0.276	26.733	0.454	0.188	13.088	0.309	69.100	3.913	60.175	82.787
12-2014	0.234	22.662	0.385	0.159	11.095	0.262	69.100	3.913	60.175	70.180
12-2015	0.088	8.523	0.145	0.060	4.173	0.099	69.100	3.913	60.175	26.395
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	1.375	133.155	2.264	0.935	65.193	1.539	69.100	3.913	60.175	412.357
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	1.375	133.155	2.264	0.935	65.193	1.539	69.100	3.913	60.175	412.357

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011	20.633	81.439	29.570	0.000	7.083	72.047	0.000	52.512	52.512	50.418
12-2012	15.886	62.701	22.767	0.000	5.453	65.960	0.000	29.940	82.453	76.497
12-2013	12.976	51.215	18.596	0.000	4.454	62.291	0.000	16.041	98.494	89.212
12-2014	11.000	43.416	15.764	0.000	3.776	59.800	0.000	6.604	105.098	93.989
12-2015	4.137	16.329	5.929	0.000	1.420	24.354	0.000	0.621	105.719	94.407
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	64.632	255.100	92.626	0.000	22.186	284.452	0.000	105.719	105.719	94.407
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	105.719	94.407
TOTAL	64.632	255.100	92.626	0.000	22.186	284.452	0.000	105.719	105.719	94.407

```
                          OIL         GAS                                                P.W. %    P.W., M$
                       ---------   ---------                                             ------    --------
GROSS WELLS                  0.0         1.0     LIFE, YRS.                    4.42         0.00     105.719
GROSS ULT., MB & MMF       1.375     338.985     DISCOUNT %                   10.00         5.00      99.662
GROSS CUM., MB & MMF       0.000     205.830     UNDISCOUNTED PAYOUT, YRS.     0.00        10.00      94.407
GROSS RES., MB & MMF       1.375     133.155     DISCOUNTED PAYOUT, YRS.       0.00        12.00      92.496
NET RES.,   MB & MMF       0.935      65.193     UNDISCOUNTED NET/INVEST.      0.00        15.00      89.810
NET REVENUE, M$           64.632     255.100     DISCOUNTED NET/INVEST.        0.00        18.00      87.319
INITIAL PRICE, $          69.100       3.913     RATE-OF-RETURN, PCT.        100.00        25.00      82.158
INITIAL N.I., PCT.        68.000      68.000     INITIAL W.I., PCT.           85.000       50.00      68.914
                                                                                          75.00      60.458
                                                                                         100.00      54.582
```

LEASE:ANT HILL UNIT 18-23
RESERVOIR: WILLIAMS FORK-CAMEO
LOCATION: N 2.0 W 96.0 SEC 18.0
FIELD: WHITE RIVER
COUNTY: RIO BLNC. STATE: CO
MAJOR: GAS , RESCAT: 1PDP

NGR Bbl/MM
NGL Bbl/Day

Date

Day_Gas

Water, bbl/day
Gas, mcf/day
Oil, bbl/day

```
ANT HILL UNIT 18-23                                              DATE     : 02/24/2011
Res: WILLIAMS FORK-CAMEO                                         TIME     : 13:25:09
Loc: N 2.0 W 96.0 SEC 18.0                                       DBS      : DEMO
Field: WHITE RIVER                                              SETTINGS : SETDATA
ResCat: 1PDP                                                    SCENARIO : MHA11
```

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011	0.256	15.128	0.257	0.176	7.916	0.177	69.100	3.913	60.175	53.821
12-2012	0.206	12.148	0.207	0.142	6.356	0.142	69.100	3.913	60.175	43.219
12-2013	0.172	10.170	0.173	0.119	5.322	0.119	69.100	3.913	60.175	36.184
12-2014	0.148	8.759	0.149	0.102	4.583	0.103	69.100	3.913	60.175	31.163
12-2015	0.023	1.349	0.023	0.016	0.706	0.016	69.100	3.913	60.175	4.801
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	0.806	47.554	0.808	0.555	24.883	0.557	69.100	3.913	60.175	169.187
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	0.806	47.554	0.808	0.555	24.883	0.557	69.100	3.913	60.175	169.187

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011	12.192	30.974	10.655	0.000	2.940	31.686	0.000	19.195	19.195	18.425
12-2012	9.790	24.873	8.556	0.000	2.361	29.696	0.000	11.162	30.358	28.148
12-2013	8.197	20.824	7.163	0.000	1.976	28.418	0.000	5.789	36.147	32.739
12-2014	7.059	17.934	6.169	0.000	1.702	27.507	0.000	1.954	38.100	34.157
12-2015	1.088	2.763	0.950	0.000	0.262	4.513	0.000	0.026	38.126	34.175
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	38.325	97.368	33.493	0.000	9.241	121.820	0.000	38.126	38.126	34.175
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	38.126	34.175
TOTAL	38.325	97.368	33.493	0.000	9.241	121.820	0.000	38.126	38.126	34.175

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	0.0	1.0	LIFE, YRS.	4.17	0.00	38.126
GROSS ULT., MB & MMF	0.806	205.209	DISCOUNT %	10.00	5.00	36.015
GROSS CUM., MB & MMF	0.000	157.655	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	34.175
GROSS RES., MB & MMF	0.806	47.554	DISCOUNTED PAYOUT, YRS.	0.00	12.00	33.504
NET RES., MB & MMF	0.555	24.883	UNDISCOUNTED NET/INVEST.	0.00	15.00	32.558
NET REVENUE, M$	38.325	97.368	DISCOUNTED NET/INVEST.	0.00	18.00	31.679
INITIAL PRICE, $	69.100	3.913	RATE-OF-RETURN, PCT.	100.00	25.00	29.852
INITIAL N.I., PCT.	68.850	68.850	INITIAL W.I., PCT.	85.000	50.00	25.125
					75.00	22.077
					100.00	19.945

LEASE:ANT HILL UNIT 21-22
RESERVOIR: WILLIAMS FORK-CAMEO
LOCATION: N 2.0 W 96.0 SEC 21.0
FIELD: WHITE RIVER
COUNTY: RIO BLNC, STATE: CO
MAJOR: GAS , RESCAT: 1PDP

NGR Bbl/MM
NGL Bbl/Day

Date

Day_Gas

Water, bbl/day
Gas, mcf/day
Oil, bbl/day

```
ANT HILL UNIT 21-22                                          DATE     : 02/24/2011
Res: WILLIAMS FORK-CAMEO                                     TIME     : 13:25:10
Loc: N 2.0 W 96.0 SEC 21.0                                   DBS      : DEMO
Field: WHITE RIVER                                          SETTINGS : SETDATA
ResCat: 1PDP                                                SCENARIO : MHA11
```

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011	0.259	30.657	0.521	0.176	11.883	0.354	69.100	3.913	60.175	80.010
12-2012	0.220	26.003	0.442	0.150	10.079	0.301	69.100	3.913	60.175	67.863
12-2013	0.194	22.986	0.391	0.132	8.909	0.266	69.100	3.913	60.175	59.988
12-2014	0.176	20.825	0.354	0.120	8.072	0.241	69.100	3.913	60.175	54.349
12-2015	0.162	19.178	0.326	0.110	7.434	0.222	69.100	3.913	60.175	50.052
12-2016	0.151	17.870	0.304	0.103	6.926	0.207	69.100	3.913	60.175	46.637
12-2017	0.142	16.798	0.286	0.097	6.511	0.194	69.100	3.913	60.175	43.839
12-2018	0.134	15.897	0.270	0.091	6.162	0.184	69.100	3.913	60.175	41.489
12-2019	0.128	15.099	0.257	0.087	5.852	0.175	69.100	3.913	60.175	39.405
12-2020	0.121	14.344	0.244	0.083	5.560	0.166	69.100	3.913	60.175	37.435
12-2021	0.115	13.627	0.232	0.078	5.282	0.158	69.100	3.913	60.175	35.563
12-2022	0.110	12.945	0.220	0.074	5.018	0.150	69.100	3.913	60.175	33.785
12-2023	0.104	12.298	0.209	0.071	4.767	0.142	69.100	3.913	60.175	32.096
12-2024	0.099	11.683	0.199	0.067	4.528	0.135	69.100	3.913	60.175	30.491
12-2025	0.094	11.099	0.189	0.064	4.302	0.128	69.100	3.913	60.175	28.966
S TOT	2.211	261.308	4.442	1.503	101.283	3.021	69.100	3.913	60.175	681.966
AFTER	0.139	16.449	0.280	0.095	6.376	0.190	69.100	3.913	60.175	42.930
TOTAL	2.350	277.757	4.722	1.598	107.659	3.211	69.100	3.913	60.175	724.896

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011	12.187	46.497	21.326	0.000	4.202	34.772	0.000	41.036	41.036	39.289
12-2012	10.337	39.438	18.088	0.000	3.564	32.386	0.000	31.912	72.949	67.010
12-2013	9.137	34.862	15.989	0.000	3.150	30.925	0.000	25.913	98.862	87.468
12-2014	8.278	31.584	14.486	0.000	2.854	29.878	0.000	21.617	120.479	102.980
12-2015	7.624	29.087	13.341	0.000	2.629	29.080	0.000	18.343	138.822	114.945
12-2016	7.104	27.103	12.431	0.000	2.449	28.446	0.000	15.742	154.564	124.279
12-2017	6.677	25.477	11.685	0.000	2.302	27.926	0.000	13.610	168.174	131.615
12-2018	6.319	24.111	11.058	0.000	2.179	27.490	0.000	11.820	179.994	137.407
12-2019	6.002	22.900	10.503	0.000	2.069	27.103	0.000	10.232	190.226	141.965
12-2020	5.702	21.755	9.978	0.000	1.966	26.738	0.000	8.731	198.957	145.502
12-2021	5.417	20.667	9.479	0.000	1.868	26.390	0.000	7.305	206.262	148.192
12-2022	5.146	19.634	9.005	0.000	1.774	26.060	0.000	5.951	212.213	150.185
12-2023	4.889	18.652	8.555	0.000	1.686	25.746	0.000	4.664	216.876	151.606
12-2024	4.644	17.719	8.127	0.000	1.601	25.448	0.000	3.441	220.318	152.559
12-2025	4.412	16.834	7.721	0.000	1.521	25.165	0.000	2.280	222.597	153.134
S TOT	103.875	396.320	181.772	0.000	35.815	423.554	0.000	222.597	222.597	153.134
AFTER	6.539	24.949	11.443	0.000	2.255	39.301	0.000	1.375	223.972	153.447
TOTAL	110.414	421.268	193.214	0.000	38.070	462.855	0.000	223.972	223.972	153.447

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	0.0	1.0	LIFE, YRS.	16.58	0.00	223.972
GROSS ULT., MB & MMF	2.350	436.042	DISCOUNT %	10.00	5.00	182.050
GROSS CUM., MB & MMF	0.000	158.285	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	153.447
GROSS RES., MB & MMF	2.350	277.757	DISCOUNTED PAYOUT, YRS.	0.00	12.00	144.489
NET RES., MB & MMF	1.598	107.659	UNDISCOUNTED NET/INVEST.	0.00	15.00	133.004
NET REVENUE, M$	110.414	421.268	DISCOUNTED NET/INVEST.	0.00	18.00	123.386
INITIAL PRICE, $	69.100	3.913	RATE-OF-RETURN, PCT.	100.00	25.00	106.132
INITIAL N.I., PCT.	68.000	68.000	INITIAL W.I., PCT.	85.000	50.00	73.735
					75.00	58.871
					100.00	50.258

NGR Bbl/MM
NGL Bbl/Day

LEASE:ANT HILL UNIT 28-44
RESERVOIR: WILLIAMS FORK-CAMEO
LOCATION: N 2.0 W 96.0 SEC 28.0
FIELD: WHITE RIVER
COUNTY: RIO BLNC, STATE: CO
MAJOR: GAS , RESCAT: 1PDP

Day_Oil

Water, bbl/day
Gas, mcf/day
Oil, bbl/day

ANT HILL UNIT 28-44
Res: WILLIAMS FORK-CAMEO
Loc: N 2.0 W 96.0 SEC 28.0
Field: WHITE RIVER
ResCat: 1PDP

DATE : 02/24/2011
TIME : 13:25:09
DBS : DEMO
SETTINGS : SETDATA
SCENARIO : MHA11

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR -------	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011										
12-2012										
12-2013										
12-2014										
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

--END-- MO-YEAR -------	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011										
12-2012										
12-2013										
12-2014										
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	0.0	1.0	LIFE, YRS.	0.00	0.00	0.000
GROSS ULT., MB & MMF	0.000	0.000	DISCOUNT %	10.00	5.00	0.000
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	0.000
GROSS RES., MB & MMF	0.000	0.000	DISCOUNTED PAYOUT, YRS.	0.00	12.00	0.000
NET RES., MB & MMF	0.000	0.000	UNDISCOUNTED NET/INVEST.	0.00	15.00	0.000
NET REVENUE, M$	0.000	0.000	DISCOUNTED NET/INVEST.	0.00	18.00	0.000
INITIAL PRICE, $	69.100	3.913	RATE-OF-RETURN, PCT.	0.00	25.00	0.000
INITIAL N.I., PCT.	0.000	0.000	INITIAL W.I., PCT.	0.000	50.00	0.000
					75.00	0.000
					100.00	0.000

NGR Bbl/MM
NGL Bbl/Day

LEASE:ANT HILL UNIT 7-43
RESERVOIR: WILLIAMS FORK-CAMEO
LOCATION: N 2.0 W 96.0 SEC 7.0
FIELD: WHITE RIVER
COUNTY: RIO BLNC, STATE: CO
MAJOR: GAS , RESCAT: 1PDP

Day_Oil

Water, bbl/day
Gas, mcf/day
Oil, bbl/day

ANT HILL UNIT 7-43
Res: WILLIAMS FORK-CAMEO
Loc: N 2.0 W 96.0 SEC 7.0
Field: WHITE RIVER
ResCat: 1PDP

DATE : 02/24/2011
TIME : 13:25:10
DBS : DEMO
SETTINGS : SETDATA
SCENARIO : MHA11

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011	0.191	13.702	0.233	0.130	6.243	0.158	69.100	3.913	60.175	42.929
12-2012										
12-2013										
12-2014										
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	0.191	13.702	0.233	0.130	6.243	0.158	69.100	3.913	60.175	42.929
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	0.191	13.702	0.233	0.130	6.243	0.158	69.100	3.913	60.175	42.929

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011	8.969	24.428	9.532	0.000	2.313	33.966	0.000	6.650	6.650	6.524
12-2012										
12-2013										
12-2014										
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	8.969	24.428	9.532	0.000	2.313	33.966	0.000	6.650	6.650	6.524
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	6.650	6.524
TOTAL	8.969	24.428	9.532	0.000	2.313	33.966	0.000	6.650	6.650	6.524

	OIL	GAS
GROSS WELLS	0.0	1.0
GROSS ULT., MB & MMF	0.191	85.738
GROSS CUM., MB & MMF	0.000	72.036
GROSS RES., MB & MMF	0.191	13.702
NET RES., MB & MMF	0.130	6.243
NET REVENUE, M$	8.969	24.428
INITIAL PRICE, $	69.100	3.913
INITIAL N.I., PCT.	68.000	68.000

LIFE, YRS.	0.50
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.00
DISCOUNTED PAYOUT, YRS.	0.00
UNDISCOUNTED NET/INVEST.	0.00
DISCOUNTED NET/INVEST.	0.00
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	85.000

P.W. %	P.W., M$
0.00	6.650
5.00	6.585
10.00	6.524
12.00	6.500
15.00	6.466
18.00	6.432
25.00	6.359
50.00	6.132
75.00	5.947
100.00	5.793

LEASE: ANT HILL UNIT 8-12
RESERVOIR: WILLIAMS FORK-CAMEO
LOCATION: N 2.0 W 96.0 SEC 18.0
FIELD: WHITE RIVER
COUNTY: RIO BLNC, STATE: CO
MAJOR: GAS , RESCAT: 1PDP

ANT HILL UNIT 8-12
Res: WILLIAMS FORK-CAMEO
Loc: N 2.0 W 96.0 SEC 18.0
Field: WHITE RIVER
ResCat: 1PDP

DATE : 02/24/2011
TIME : 13:25:09
DBS : DEMO
SETTINGS : SETDATA
SCENARIO : MHA11

R E S E R V E S A N D E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011	2.610	90.012	1.530	1.775	38.561	1.041	69.100	3.913	60.175	336.159
12-2012	2.283	78.738	1.339	1.553	33.731	0.910	69.100	3.913	60.175	294.056
12-2013	2.055	70.869	1.205	1.398	30.360	0.819	69.100	3.913	60.175	264.668
12-2014	1.884	64.973	1.105	1.281	27.834	0.751	69.100	3.913	60.175	242.648
12-2015	1.750	60.342	1.026	1.190	25.850	0.698	69.100	3.913	60.175	225.353
12-2016	1.641	56.579	0.962	1.116	24.238	0.654	69.100	3.913	60.175	211.300
12-2017	1.550	53.443	0.909	1.054	22.895	0.618	69.100	3.913	60.175	199.589
12-2018	1.471	50.730	0.862	1.000	21.733	0.586	69.100	3.913	60.175	189.455
12-2019	1.398	48.193	0.819	0.950	20.646	0.557	69.100	3.913	60.175	179.983
12-2020	1.328	45.784	0.778	0.903	19.614	0.529	69.100	3.913	60.175	170.984
12-2021	1.261	43.494	0.739	0.858	18.633	0.503	69.100	3.913	60.175	162.434
12-2022	1.198	41.320	0.702	0.815	17.701	0.478	69.100	3.913	60.175	154.313
12-2023	1.138	39.254	0.667	0.774	16.816	0.454	69.100	3.913	60.175	146.597
12-2024	1.081	37.291	0.634	0.735	15.975	0.431	69.100	3.913	60.175	139.267
12-2025	1.027	35.426	0.602	0.699	15.177	0.410	69.100	3.913	60.175	132.304
S TOT	23.677	816.448	13.880	16.100	349.766	9.438	69.100	3.913	60.175	3049.110
AFTER	10.592	365.233	6.209	7.202	156.466	4.222	69.100	3.913	60.175	1364.003
TOTAL	34.269	1181.682	20.089	23.303	506.232	13.660	69.100	3.913	60.175	4413.113

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011	122.655	150.890	62.614	0.000	18.483	71.845	0.000	245.832	245.832	234.980
12-2012	107.293	131.991	54.772	0.000	16.168	65.288	0.000	212.601	458.433	419.516
12-2013	96.570	118.800	49.298	0.000	14.552	61.074	0.000	189.042	647.475	568.660
12-2014	88.536	108.916	45.197	0.000	13.341	57.916	0.000	171.391	818.865	691.569
12-2015	82.225	101.153	41.975	0.000	12.390	55.436	0.000	157.526	976.391	794.257
12-2016	77.098	94.845	39.358	0.000	11.618	53.421	0.000	146.261	1122.652	880.927
12-2017	72.824	89.588	37.176	0.000	10.974	51.742	0.000	136.873	1259.526	954.657
12-2018	69.127	85.040	35.289	0.000	10.417	50.289	0.000	128.750	1388.275	1017.705
12-2019	65.671	80.788	33.524	0.000	9.896	48.931	0.000	121.156	1509.431	1071.641
12-2020	62.387	76.748	31.848	0.000	9.401	47.641	0.000	113.942	1623.374	1117.755
12-2021	59.268	72.911	30.256	0.000	8.931	46.415	0.000	107.089	1730.462	1157.155
12-2022	56.304	69.265	28.743	0.000	8.484	45.250	0.000	100.578	1831.041	1190.796
12-2023	53.489	65.802	27.306	0.000	8.060	44.144	0.000	94.393	1925.434	1219.498
12-2024	50.815	62.512	25.940	0.000	7.657	43.093	0.000	88.517	2013.951	1243.967
12-2025	48.274	59.386	24.643	0.000	7.274	42.094	0.000	82.935	2096.886	1264.808
S TOT	1112.535	1368.636	567.940	0.000	167.645	784.579	0.000	2096.886	2096.886	1264.808
AFTER	497.686	612.252	254.065	0.000	74.995	548.214	0.000	740.793	2837.679	1371.041
TOTAL	1610.221	1980.887	822.005	0.000	242.640	1332.793	0.000	2837.679	2837.679	1371.041

	OIL	GAS
GROSS WELLS	0.0	1.0
GROSS ULT., MB & MMF	34.269	1730.673
GROSS CUM., MB & MMF	0.000	548.992
GROSS RES., MB & MMF	34.269	1181.682
NET RES., MB & MMF	23.303	506.232
NET REVENUE, M$	1610.221	1980.887
INITIAL PRICE, $	69.100	3.913
INITIAL N.I., PCT.	68.000	68.000

LIFE, YRS.	30.25
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.00
DISCOUNTED PAYOUT, YRS.	0.00
UNDISCOUNTED NET/INVEST.	0.00
DISCOUNTED NET/INVEST.	0.00
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	85.000

P.W. %	P.W., M$
0.00	2837.679
5.00	1857.872
10.00	1371.041
12.00	1242.673
15.00	1092.270
18.00	977.228
25.00	792.040
50.00	500.209
75.00	384.020
100.00	320.583

NGR Bbl/MM
NGL Bbl/Day

LEASE:LOVE FEDERAL 17-21
RESERVOIR: WILLIAMS FORK-CAMEO
LOCATION: N 2.0 W 96.0 SEC 17.0
FIELD: WHITE RIVER
COUNTY: RIO BLNC, STATE: CO
MAJOR: GAS , RESCAT: 1PDP

Date

Day_Gas

Water, bbl/day
Gas, mcf/day
Oil, bbl/day

```
LOVE FEDERAL 17-21                                              DATE     : 02/24/2011
Res: WILLIAMS FORK-CAMEO                                        TIME     : 13:25:09
Loc: N 2.0 W 96.0 SEC 17.0                                      DBS      : DEMO
Field: WHITE RIVER                                             SETTINGS : SETDATA
ResCat: 1PDP                                                   SCENARIO : MHA11
```

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011										
12-2012										
12-2013										
12-2014										
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011										
12-2012										
12-2013										
12-2014										
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

```
                        OIL        GAS                                              P.W. %    P.W., M$
                     ---------  ---------                                           ------    --------
GROSS WELLS                0.0        1.0   LIFE, YRS.                   0.00          0.00       0.000
GROSS ULT., MB & MMF     0.000     31.881   DISCOUNT %                  10.00          5.00       0.000
GROSS CUM., MB & MMF     0.000     31.881   UNDISCOUNTED PAYOUT, YRS.    0.00         10.00       0.000
GROSS RES., MB & MMF     0.000      0.000   DISCOUNTED PAYOUT, YRS.      0.00         12.00       0.000
NET RES.,   MB & MMF     0.000      0.000   UNDISCOUNTED NET/INVEST.     0.00         15.00       0.000
NET REVENUE, M$          0.000      0.000   DISCOUNTED NET/INVEST.       0.00         18.00       0.000
INITIAL PRICE, $         0.000      1.500   RATE-OF-RETURN, PCT.         0.00         25.00       0.000
INITIAL N.I., PCT.       0.000     68.850   INITIAL W.I., PCT.          85.000        50.00       0.000
                                                                                     75.00       0.000
                                                                                    100.00       0.000
```

```
LOVE FEDERAL 17-42                                              DATE    : 02/24/2011
Res: WILLIAMS FORK-CAMEO                                        TIME    : 13:25:09
Loc: N 2.0 W 96.0 SEC 17.0                                      DBS     : DEMO
Field: WHITE RIVER                                             SETTINGS : SETDATA
ResCat: 1PDP                                                    SCENARIO : MHA11
```

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2011

--END-- MO-YEAR	GROSS OIL ---MBBLS--	GROSS GAS ----MMCF--	GROSS NGL ---MBBLS--	NET OIL ---MBBLS--	NET GAS ----MMCF--	NET NGL ---MBBLS--	NET OIL PRICE ---$/BBL--	NET GAS PRICE ---$/MCF--	NET NGL PRICE ---$/BBL--	TOTAL NET SALES ----M$----
12-2011	0.318	31.028	0.527	0.219	12.604	0.363	69.100	3.913	60.175	86.289
12-2012	0.255	24.942	0.424	0.176	10.132	0.292	69.100	3.913	60.175	69.364
12-2013	0.215	20.989	0.357	0.148	8.526	0.246	69.100	3.913	60.175	58.372
12-2014	0.112	10.902	0.185	0.077	4.429	0.128	69.100	3.913	60.175	30.319
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	0.900	87.862	1.494	0.619	35.691	1.028	69.100	3.913	60.175	244.344
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	0.900	87.862	1.494	0.619	35.691	1.028	69.100	3.913	60.175	244.344

--END-- MO-YEAR	NET OIL SALES ----M$----	NET GAS SALES ----M$----	NET NGL SALES ----M$----	AD VALOREM TAX ----M$----	SEVERANCE TAX ----M$----	DIRECT OPER EXPENSE ----M$----	EQUITY INVESTMENT ----M$----	FUTURE NET CASHFLOW ----M$----	CUMULATIVE CASHFLOW ----M$----	CUM. DISC. CASHFLOW --@ 10% M$-
12-2011	15.116	49.320	21.854	0.000	4.567	54.145	0.000	27.577	27.577	26.491
12-2012	12.151	39.646	17.567	0.000	3.671	50.993	0.000	14.700	42.277	39.307
12-2013	10.225	33.363	14.783	0.000	3.089	49.011	0.000	6.272	48.549	44.294
12-2014	5.311	17.329	7.679	0.000	1.605	27.917	0.000	0.798	49.346	44.883
12-2015										
12-2016										
12-2017										
12-2018										
12-2019										
12-2020										
12-2021										
12-2022										
12-2023										
12-2024										
12-2025										
S TOT	42.804	139.658	61.883	0.000	12.932	182.066	0.000	49.346	49.346	44.883
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	49.346	44.883
TOTAL	42.804	139.658	61.883	0.000	12.932	182.066	0.000	49.346	49.346	44.883

```
                          OIL         GAS                                                      P.W. %      P.W., M$
                       ---------   ---------                                                  ------      --------
GROSS WELLS                   0.0         1.0      LIFE, YRS.                      3.58          0.00        49.346
GROSS ULT., MB & MMF        0.900     255.827      DISCOUNT %                     10.00          5.00        46.975
GROSS CUM., MB & MMF        0.000     167.965      UNDISCOUNTED PAYOUT, YRS.       0.00         10.00        44.883
GROSS RES., MB & MMF        0.900      87.862      DISCOUNTED PAYOUT, YRS.         0.00         12.00        44.114
NET RES.,   MB & MMF        0.619      35.691      UNDISCOUNTED NET/INVEST.        0.00         15.00        43.024
NET REVENUE, M$            42.804     139.658      DISCOUNTED NET/INVEST.          0.00         18.00        42.006
INITIAL PRICE, $           69.100       3.913      RATE-OF-RETURN, PCT.          100.00         25.00        39.870
INITIAL N.I., PCT.         68.850      68.850      INITIAL W.I., PCT.             85.000        50.00        34.208
                                                                                               75.00        30.444
                                                                                              100.00        27.753
```